

Eric Janszen · 2nd

VirZOOM, Inc.

Lexington, Massachusetts, United States · Contact info

500+ connections

2 mutual connections: Jonny Price and Suzanna Rush

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VirZOOM Inc.

University Massachusetts, Amherst

Featured

VirZOOM's VZfit in the news again! This time Forbes features VZfit in an article about next...



Virtual Cycling: An Engaging And Effective Workout During Lockdown
forbes.com • 4 min read

38 · 6 comments


Eric Jansze
iTulip.con

EJ questions Janet Yellen, June 2012
Vimeo

At a meeting of the Boston Economics Club at the Boston Federal Reserve Eric Janszen ask...



Method and Ap Audio Cues in M
patents.google.cor

A system and m insertion of aud

Experience

VirZOOM Inc.
6 yrs

Co-Founder & CEO
Feb 2015 – Present · 6 yrs 8 mos
Cambridge, MA USA

CEO & Co-founder
2015 – Present · 6 yrs
Cambridge, MA

Virtual Reality technology company.

Executive Chairman
mKues
2015 – Present · 6 yrs
NYC

mKues bridges the gap between television and mobile devices, invisibly.

- Used by TV & Film Producers to fund production, while keeping content genuine
- Used by Viewers to seamlessly connect with brands & purchase products ...see more

Committee Member
MassArt Foundation, Inc.
2010 – Present · 11 yrs

Voting member of MassArt Foundation advisory committee of board of directors.

Economic Analyst
Twin Focus Capital Partners
2010 – Present · 11 yrs
Boston, MA

Twin Focus Capital Partners, LLC is a globally-focused Multi-Family Office that delivers tailor-made investment and financial solutions to a select group of ultra-high-net-worth families, individuals and institutions worldwide.

Board of Directors
TruTouch Technologies, Inc.
2011 – Oct 2016 · 5 yrs
Framingham, MA

TruTouch Technologies has developed and is commercializing a sensor that instantly detects a person's blood-alcohol level with the touch of a finger. The solution opens up a wide range of new applications by eliminating the need for verification of the identity of the person being tested. For example, a Fortune 100 beverage distributor uses TruTouch systems to scree ...see more

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Education

University Massachusetts, Amherst
BS, Resource Economics
1976 – 1980
Activities and Societies: Board Director, Mass Telecom Council

Skills & endorsements

Venture Capital · 63

Endorsed by **Charlie Cameron and 1 other who is highly skilled at this**

Endorsed by **2 of Eric's colleagues at VirZOOM Inc.**

Entrepreneurship · 47

Endorsed by **Charlie Cameron and 9 others who are highly skilled at this**

Endorsed by **2 of Eric's colleagues at VirZOOM Inc.**

Start-ups · 44

Endorsed by **David Bradford and 5 others who are highly skilled at this**

Endorsed by **2 of Eric's colleagues at VirZOOM Inc.**

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Recommendations

Received (1) Given (0)

Bryan Copley
CEO and Co-founder at CityBldr
January 17, 2014, Bryan worked with Eric but at different companies

My first conversation with Eric Janszen changed my life. It was 2007 and we discussed our common belief that a devastating financial collapse was about to take place. Eric's revelatory insight into the complex situation was stunning, and I knew that day I'd encountered an economic giant. Since then I've read e... See more

Accomplishments

4 Publications

The Postcatastrophe Economy: Rebuilding America and Avoiding the Next Bubble • Selling to the Debt-Averse Consumer • The Next Bubble • Mortgage Monsters: Party's Over